Exhibit 99.1

Zenta Group

Zenta Group Provides Business Update on ZentoAI

MACAU, Sept. 24, 2026 — Zenta Group Company Limited (“Zenta Group” or the “Company”) (Nasdaq: ZTG) today provided a business update on its wholly owned subsidiary, ZentoAI Intelligent Technology Company Limited (“ZentoAI”), following completion of the Company’s acquisition of 100% of the issued and outstanding shares of ZentoAI on September 11, 2026.

Post-Acquisition Review and External Developments

Following completion of the acquisition, the Company, together with ZentoAI’s management, commenced a review of ZentoAI’s operations and commercial pipeline. In the period since completion, ZentoAI’s operating environment has been affected by external developments that are beyond the control of the Company and ZentoAI, and that the Company considers to be in the nature of force majeure. These developments have had a significant effect on the procurement plans of ZentoAI’s prospective customers.

As a consequence, the prospective customers with whom ZentoAI had been in discussions prior to completion have either informed ZentoAI that they will not proceed with their proposed engagements or have suspended those engagements indefinitely. None of those discussions had progressed to a binding purchase order or definitive agreement. ZentoAI’s commercial performance since completion has therefore been below the level the Company anticipated at the time of the acquisition, and the Company is reassessing ZentoAI’s commercial pipeline in light of these changed circumstances.

As of September 24, 2026, ZentoAI has no confirmed customer purchase orders, no signed commercial contracts generating committed revenue, and no other binding customer commitments forming part of its current order pipeline.

Accordingly, ZentoAI has no contracted or committed revenue arising from customer orders as of that date. The Company is not in a position to state that any revenue will arise from ZentoAI’s business development activities described below.

Measures Taken by the Company

Since becoming aware of these developments, the Company has worked closely with ZentoAI’s management to respond to them and to protect the interests of the Company and its shareholders. These measures include re-engaging with the affected prospective customers to understand their revised requirements and timing; identifying and pursuing alternative customers, partners and market segments for ZentoAI’s artificial-intelligence and data platform services, with the aim of securing new customer purchase orders; reviewing ZentoAI’s cost base and resource allocation so that they are aligned with the current level of commercial activity; and evaluating the options available to the Company to mitigate any potential loss arising from these developments.

Notwithstanding these efforts, the Company does not currently anticipate that ZentoAI will secure customer purchase orders or generate meaningful revenue in the near term. The Company is also assessing the potential effect of these developments on the carrying amount of its investment in ZentoAI, including any goodwill and intangible assets recognised on the acquisition, which will be reflected in the Company’s financial statements as appropriate. The Company will make further announcements as and when appropriate, including upon ZentoAI entering into any material customer agreement.

Discussions, expressions of interest, proposals, pilot arrangements, memoranda of understanding, and letters of intent do not constitute confirmed customer orders or committed revenue, and will not do so unless and until definitive agreements are executed and any conditions to those agreements are satisfied. There can be no assurance that any such discussion or arrangement will result in a definitive agreement, in any order, or in any revenue.

Management Commentary

Mr. Ng Wai Ian, Chairman and Chief Executive Officer of Zenta Group, commented: “The developments affecting ZentoAI’s pipeline have arisen from external circumstances outside our control. We acted promptly to reassess the business and to put in place measures to protect the interests of our shareholders, and we are working closely with the ZentoAI team to engage new customers and mitigate the impact on the Group. We will continue to keep the market informed of material developments.”

Purpose of This Disclosure

The Company is providing this update so that investors and market participants have an accurate understanding of ZentoAI’s current commercial position following the completion of the acquisition, and of the steps the Company is taking in response. The Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) remain the authoritative source for information regarding the Company and its subsidiaries, and are available free of charge at www.sec.gov and through the Company’s investor relations website at https://ir.zenta.mo.

About Zenta Group Company Limited

Zenta Group Company Limited is a holding company incorporated in the Cayman Islands, with operations conducted in Macau through its operating subsidiaries. The Company is a professional services provider in Macau engaged in the provision of industrial park consultation services and business investment consultation services, and in the sale of fintech products and services. Its clients are primarily from the Greater Bay Area of China. Following the Company’s acquisition of ZentoAI in September 2026, the Group also provides artificial-intelligence and data platform services to customers in mainland China and Asia.

The Company’s Class A ordinary shares have traded on the Nasdaq Capital Market since September 9, 2025, and trade under the symbol “ZTG.”

For more information, please visit the Company’s investor relations website: https://ir.zenta.mo

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including statements regarding the Company’s reassessment of ZentoAI’s commercial pipeline, the measures being taken to secure alternative customers and to mitigate the impact of external developments, the expected timing of any orders or revenue, the potential effect of these developments on the Company’s financial statements, and whether any business development discussion may result in definitive agreements, orders, or revenue. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can identify these forward-looking statements by words or phrases such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “pursues,” “may,” “will,” “would,” “should,” or “could,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review the risk factors and other information in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the fiscal year ended September 30, 2025.